Exhibit (e)(6)

November 20, 2014

Dune Energy, Inc.

777 Walker Street, Suite 2300

Houston, Texas 7702

Attention: James A. Watt

Re:	Agreement and Plan of Merger among Eos Petro, Inc. (“Eos”), Eos Merger Sub, Inc. and Dune Energy, Inc. (“Dune”), dated as of September 16, 2014, as amended on November 6, 2014 (the “Merger Agreement”)

Dear James:

This letter agreement is being entered into in connection with the Merger Agreement. Any capitalized term used in this letter agreement without definition has the meaning ascribed to it in the Merger Agreement.

The Merger Agreement is hereby amended as follows:

1. Expiration Date. The Expiration Date, as set forth in Section 2.1(c) of the Merger Agreement, is extended to midnight, New York City time, on December 22, 2014.

2. Sections 6.3 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“6.3 Acquisition Proposals.

(a) The Company shall have the right, and shall have the right to authorize or permit any of its Subsidiaries or its or their Representatives, to (i) solicit and initiate inquiries with respect to the submission of any Acquisition Proposal and (ii) participate in substantive discussions or negotiations regarding and furnish any non-public information relating to the Company or any of its Subsidiaries with respect to, and otherwise cooperate with, and assist, participate in, facilitate and encourage, the effort or attempt by any Person to make an inquiry in respect of or make any proposal or offer that constitutes, or may be reasonably be expected to lead to, any Acquisition Proposal.

(b) Intentionally omitted.

(c) From the date hereof until the earlier of the Effective Time or the Termination Date, the Company shall notify Parent as soon as practicable (but in any event within two (2) Business Day) after receipt of (i) any Acquisition Proposal or indication that any Person is considering making an Acquisition Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries or (iii) any request for access to the properties, assets or the books and records of the Company or its Subsidiaries that the Company reasonably believes is reasonably likely to lead to an Acquisition Proposal. The Company shall provide Parent promptly with the identity of such Person, a description of such Acquisition Proposal, indication or request and, if applicable, a copy of such Acquisition Proposal. The Company shall keep Parent informed on a reasonably current basis of the status and the material details of any such Acquisition Proposal, indication or request.

(d) Until the earlier to occur of the Termination Date and the Effective Date, the Company shall concurrently disclose or make available to Parent the same information as it makes available to any other Person in connection with an Acquisition Proposal.

(e) The Board of Directors of the Company shall not (i) except as set forth in this Section 6.3 or required by Rule 14(e)-2 and 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, withdraw or modify or change in a manner adverse to Parent and Merger Subsidiary, its recommendation of the Offer, the Top-Up Option, the Merger or this Agreement or (ii) except as set forth in this Section 6.3, approve, recommend or cause the Company to enter into any written agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, if, at any time prior to the earlier of (i) the Acceptance Date and (ii) the date on which the Required Company Vote is obtained for the Merger, if required, the Board of Directors of the Company determines in good faith (after taking into account the advice of its financial and legal advisors) that an Acquisition Proposal constitutes a Superior Proposal, the Board of Directors of the Company may withdraw or modify its recommendation of the Offer, the Top-Up Option, the Merger or the Agreement in response to the Superior Proposal and terminate this Agreement in accordance with Section 8.1(c)(ii), but only if the Company’s Board of Directors determines in good faith (after taking into account the advice of its financial and legal advisors) that the failure to take such action could reasonably likely result in a breach of its fiduciary duties to the stockholders of the Company under applicable Laws.

(f) Notwithstanding the foregoing, (i) the Board of Directors of the Company shall be permitted to disclose to the stockholders of the Company a position with respect to an Acquisition Proposal required by Rule 14e-2(a), Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act and (ii) the Board of Directors of the Company may withdraw, modify or amend its recommendation of the Offer, the Merger and this Agreement at any time if it determines in good faith, after taking into account the advice of its legal advisors that the failure to take such action could reasonably likely result in a breach of its fiduciary obligations to the stockholders of the Company under applicable Laws.”

Except as amended and modified by this letter agreement, the Merger Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

This letter agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures were upon the same instrument.

If the foregoing correctly sets forth your understanding, please execute this letter agreement in the space provided below and a return a copy to me.

Very truly yours, EOS PETRO, INC.

By:	/s/ Nikolas Konstant
Nikolas Konstant, Chairman and CFO

EOS MERGER SUB, INC.

By:	/s/ Nikolas Konstant
Nikolas Konstant, President and CEO

ACCEPTED AND AGREED TO AS OF THE DATE FIRST WRITTEN ABOVE: DUNE ENERGY, INC.

By:	/s/ James A. Watt
James A. Watt, President and CEO